

07004948

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AB
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50076

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KINGSBRIDGE CAPITAL CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12407 RIDGE ROAD
(No. and Street)

KING GEORGE (City) VA (State) 22485 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
STEPHEN A. BROWN 540-775-3254
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOWLING, FRANKLIN + CO.
(Name – *if individual, state last, first, middle name*)

1207 CHARLES STREET (Address) FREDERICKSBURG (City) VA (State) 22401 (Zip Code)

PROCESSED
APR 11 2007
THOMSON FINANCIAL



SEC MAIL PROCESSING
RECEIVED
MAR - 1 2007
WASH. D.C.
151
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, STEPHEN A. BROWN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KINGSBRIDGE CAPITAL CORP., as of ____________, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Stephen A. Brown
Signature

PRESIDENT
Title

Karen Freeze, notary
Notary Public My Comm. Exps. 12-31, 2007

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KINGSBRIDGE CAPITAL CORP.

FINANCIAL STATEMENTS

December 31, 2006

C O N T E N T S

BOWLING FRANKLIN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

HARRY B.F. FRANKLIN, JR., C.P.A.
ROBERT T. BISHOP, C.P.A.
ELAINE F. FARMER, C.P.A.
HARRY D. DICKINSON, PH.D., C.P.A.

CLARENCE A. BOWLING, C.P.A.

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

FREDERICKSBURG, VIRGINIA
STAFFORD, VIRGINIA

INDEPENDENT AUDITORS' REPORT

Officers and Directors
Kingsbridge Capital Corp.
King George, Virginia

We have audited the balance sheet of Kingsbridge Capital Corp. as of December 31, 2006 and the related statements of income, retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kingsbridge Capital Corp. as of December 31, 2006, and the results of its operations and cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Bowling, Franklin & Co., LLP
Certified Public Accountants

Fredericksburg, Virginia
5/1 February 23, 2007

KINGSBRIDGE CAPITAL CORP.

BALANCE SHEET

December 31, 2006

ASSETS

CURRENT ASSETS:	
Cash	$ 10 735
Total Current Assets	$ 10 735
Total Assets	$ 10 735

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:	
Commission payable	$ 1 781
Total Current Liabilities	$ 1 781
STOCKHOLDER'S EQUITY (Note 2):	
Common stock, par value $1.20	
Authorized, 5,000 shares	
Issued and outstanding 5,000 shares	$ 6 000
Retained earnings	2 954
Total Stockholder's Equity	$ 8 954
Total Liabilities and Stockholder's Equity	$ 10 735

See Notes to Financial Statements.

KINGSBRIDGE CAPITAL CORP.

STATEMENT OF INCOME

Year Ended December 31, 2006

INCOME:	
Commissions earned	$ 280 953
Interest income	575
Total Income	$ 281 528
EXPENSES:	
Commissions and other expenses	$ 280 968
Total Expenses	$ 280 968
Net Income	$ 560

See Notes to Financial Statements.

KINGSBRIDGE CAPITAL CORP.

STATEMENT OF RETAINED EARNINGS

Year Ended December 31, 2006

RETAINED EARNINGS, Beginning of Year	$ 2 394
ADD:	
Net income	560
RETAINED EARNINGS, End of Year	$ 2 954

See Notes to Financial Statements.

KINGSBRIDGE CAPITAL CORP.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 560
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Increase in accounts payable	1 590
Net Cash Provided By Operating Activities	$ 2 150
Increase in Cash and Cash Equivalents	$ 2 150
CASH AND CASH EQUIVALENTS, Beginning of Year	8 585
CASH AND CASH EQUIVALENTS, End of Year	$ 10 735

See Notes to Financial Statements.

KINGSBRIDGE CAPITAL CORP.

NOTES TO FINANCIAL STATEMENTS

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES:

Nature of Business

Kingsbridge Capital Corp. is a brokerage corporation. The Company is principally engaged in the purchase, sale and redemption of shares of registered investment companies.

On June 2, 2005, the Company added a branch office at 8 N. Belmont Avenue, Richmond, VA 23221. As agreed with the NASD in its membership agreement dated May 17, 2005, there is no change in capital requirements for the firm.

Significant Accounting Policies

Cash

Cash equivalents are included in cash. The Company considers interest bearing investments due on demand as cash equivalents for both the financial statement and statement of cash flows.

Income Taxes

The Company has elected for income tax purposes, under the Internal Revenue Code and the State of New York, to be an S-corporation. The stockholders of an S-corporation are taxed on their proportionate share of the Company's taxable income.

Reserve Requirements

Kingsbridge Capital Corp. is exempt from the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 under the (k)(1) exemption of Rule 15c3-3 as agreed in its restriction letter with the NASD.

Possession or Control Requirement

Kingsbridge Capital Corp. is exempt from the Information Relating to the Possession or Control Requirements of 15c3-3 under the (k)(1) exemption of Rule 15c3-3 as agreed in its restriction letter with the NASD.

NOTES TO FINANCIAL STATEMENTS

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES:

Related Party

Kingsbridge Capital Corp. and King George Capital Management, Inc. have common stockholders. Each independent contractor of Kingsbridge Capital Corp. is responsible for his/her own incurred obligations.

2. COMPUTATION OF NET CAPITAL.

The Company, in compliance with NASD regulations, is required to have $5,000 net capital according to SEC Rule 15c3-1 and is required to maintain at least $6,000 net capital under SEC Rule 17a-11. This computation for 2006 is as follows:

Total ownership equity qualified for net capital	$ 8 954
Net capital before haircuts	$ 8 954
Haircuts on securities:	
Balance in Money Market and investments	
$10,735 - 2% haircut	215
Net Capital	$ 8 739

This calculation does not materially differ from the Firm's Focus report for the same period.

3. MATERIAL INADEQUACIES

With respect to our audit of Kingsbridge Capital Corp. as of December 31, 2006, there were no material inadequacies found to exist since the date of the previous audit.

END